Exhibit 99.1

SaverOne Granted New US Patent Strengthening its IP portfolio Supporting its Transportation Safety Solution

This 10th patent granted out of a portfolio of 23 covers all aspects of SaverOne’s System to prevent distraction while driving

Petah Tikvah, Israel, February 13, 2024 – SaverOne 2014 Ltd. (Nasdaq: SVRE, TASE: SVRE), a technology company engaged in transportation safety solutions, is pleased to announce the award of a new patent by the United States Patent and Trademark Office (USPTO). The patent, bearing the number US 11,890,015 B2 and titled System and Methods to Facilitate Safe Driving was granted on January 30, 2024.

This latest patent is a testament to SaverOne’s dedication to reducing accidents and enhancing driver safety by controlling the use of cellular phones while driving. The patent describes SaverOne’s advanced algorithms and its selective blocking mechanism to prevent the driver from accessing distracting phone functionalities while the vehicle is in motion. This proactive approach to safety aims to significantly reduce the risk of collisions caused by distracted driving.

With this new patent, SaverOne’s patent portfolio comprises of 23 patents of which 10 are already granted in various jurisdictions and a further 13 additional patent applications in process. These patents are strategically filed in key markets such as the US, China, Israel, the United Kingdom, and the European Union, reflecting the company’s strategic vision for global expansion.

Ori Gilboa, CEO of SaverOne, stated, “The grant of a new patent in the United States demonstrates the innovative nature of our technology and highlights our commitment to advancing transportation safety globally. This achievement is a credit to the ingenuity and dedication of our R&D team. Our patent activity allows us to invest strongly in technology and bring it to market, securing our competitive edge and intellectual property rights over the long-term. Our ultimate goal is to continue to advance and revolutionize safety measures for drivers worldwide, fostering safer driving practices and saving lives.”

About the SaverOne System

SaverOne’s system is installed in vehicles to provide a solution to the problem of driver distraction, as a result of drivers using distracting applications on the mobile phone while driving, in a way that endangers their safety and the safety of their passengers. This phenomenon is considered one of the main causes of road accidents in the world. According to the US National Highway Traffic Safety Administration, the annual cost of road accidents just in the United States, stands at about $870 billion each year, excluding the costs of serious injury or death, with a quarter of those accidents estimated to be related to the use of the mobile phones while driving. SaverOne’s technology specifically recognizes the driver area in the vehicle and prevents the driver from accessing distracting applications such as messaging, while allowing others (navigation as an example), without user intervention or consent, creating a safer driving environment.

SaverOne’s primary target markets include commercial and private vehicle fleets that are interested in reducing potential damages and significant cost, vehicle manufacturers that are interested in integrating safety solutions to their vehicles, and insurance and leasing companies. SaverOne initially addresses car fleets with focus on the Israeli, European and US markets, as well as other markets around the world. SaverOne believes that ultimately increased focus on monitoring and prevention of cellular distraction systems in vehicles, in particular driven by upcoming expected EU regulation, will likely have a dramatic positive impact on the demand for its systems in the future.

The Company’s strategy is to provide its technology for installation to customers in the aftermarket as well as address OEM vehicle manufacturers, to install the Company’s protection technologies during the vehicle manufacturing process.

About SaverOne

SaverOne is a technology company engaged in the design, development and commercialization of OEM and aftermarket solutions and technologies, to lower the risk of, and prevent, vehicle accidents.

SaverOne’s initial line of products is a suite of solutions that saves lives by preventing car accidents resulting from distraction from the use of mobile phones while driving. SaverOne is also developing a sensor system for early location and direction detection under all visibility conditions of vulnerable road users (VRU) through their cellphone footprint.

Learn more at https://saver.one/

Forward Looking Statements

This press release contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act and other securities laws that are subject to substantial risks and uncertainties. All statements, other than statements of historical fact, contained in this press release are forward-looking statements. Forward-looking statements contained in this press release include, but are not limited to, statements regarding the completion of the private placement, and the satisfaction of customary closing conditions related to the private placement, and may be identified by the use of words such as “anticipate,” “believe,” “contemplate,” “could,” “estimate,” “expect,” “intend,” “seek,” “may,” “might,” “plan,” “potential,” “predict,” “project,” “target,” “aim,” “should,” “will” “would,” or the negative of these words or other similar expressions, although not all forward-looking statements contain these words. Forward-looking statements are based on SaverOne’s current expectations and are subject to inherent uncertainties, risks and assumptions that are difficult to predict. Further, certain forward-looking statements are based on assumptions as to future events that may not prove to be accurate. Many factors could cause SaverOne’s actual activities or results to differ materially from the activities and results anticipated in such forward-looking statements. Factors that could cause our actual results to differ materially from those expressed or implied in such forward-looking statements include, but are not limited to: the ability of our technology to substantially improve the safety of drivers; our planned level of revenues and capital expenditures and our ability to continue as a going concern; the ability of our technology to substantially improve the safety of drivers; our ability to market and sell our products; our plans to continue to invest in research and development to develop technology for both existing and new products; our intention to advance our technologies and commercialization efforts; our intention to use local distributors in each country or region that we will conduct business to distribute our products or technology; our plan to seek patent, trademark and other intellectual property rights for our products and technologies in the United States and internationally, as well as our ability to maintain and protect the validity of our currently held intellectual property rights; our expectations regarding future changes in our cost of revenues and our operating expenses; our expectations regarding our tax classifications; interpretations of current laws and the passage of future laws; acceptance of our business model by investors; the ability to correctly identify and enter new markets; the impact of competition and new technologies; general market, political and economic conditions in the countries in which we operate; projected capital expenditures and liquidity; our intention to retain key employees, and our belief that we maintain good relations with all of our employees; any resurgence of the COVID-19 pandemic and its impact on our business and industry; and other risks and uncertainties, including, but not limited to, the risks detailed in the Company’s Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission (the “SEC”) on April 27, 2023 and in subsequent filings with the SEC.. Forward-looking statements contained in this announcement are made as of this date, and SaverOne undertakes no duty to update such information except as required under applicable law.

International Investor Relations Contact:

Ehud Helft

+1 212 378 8040

saverone@ekgir.com

Israeli Investors Contact:

Jonathan Eilat

John@theinvestor.co.il